COMMUNITY BANKSHARES, INC.
                              791 Broughton Street
                        Orangeburg, South Carolina 29115


                                October 11, 2005
Via EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Office of Financial Services
Division of Corporation Financial Services
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Community Bankshares, Inc.
                  Form 10-K filed March 31, 2005
                  File No. 001-12341

Dear Mr. Nolan:

         This letter responds to your letter dated September 7, 2005 addressed to me containing comments on Forms 10-K and 10-Q for the year ended December 31, 2004 and the first and second quarters of 2005 filed by Community Bankshares, Inc. (the "Company"). For your convenience, we have repeated your comments and our responses follow each comment. Bullet points in the comments have been replaced with numbers to aid in referencing each comment. Your comments are preceded by "COMMENT" and our responses are preceded by "RESPONSE."

Form 10-K for the Year ended December 31, 2004

COMMENT

MD&A, "Provision for Loan Losses", page 19

1. We note the $3.983 million or 356% increase in the provision for loan losses in 2004 as compared to 2003, was associated with several large problem commercial loans, most of which were handled by a former lending officer. In this regard, please tell us and include the following information in future filings:

     1.1. Quantify the portion of the provision for loan losses for 2004 attributable to the problem commercial loans handled by the former lending officer and describe how the related portion of the provision was determined.

RESPONSE

The total amount charged to provision associated with the former loan officer was $3,241,000. About $1,433,000 of the provision expense was associated with three loans secured directly or indirectly by the declining value of the stock in a small publicly traded company. About $1,742,000 of the provision expense was associated with two commercial customers involving bankruptcies. The value of the underlying collateral was determined to be negligible. The remaining provision expense of $66,000 was associated with a loan where the customer had severe cash flow problems. A specific allocation of the loan loss reserve was made based on the estimated net realizable value of the collateral.

The provision expense for each loan was determined by taking the charged off amount plus the end of period specific allocation less any beginning of period allocation.

COMMENT

     1.2. Describe  the  original  repayment  and other  terms of the loans that
          became   nonperforming,   including  the  nature  of  any   underlying
          collateral and how its fair value was determined.

RESPONSE

The $4,043,000 in loans that became nonperforming were single payment, short-term, loans, with principal and interest due at maturity. Of these loans, approximately $1,850,000 was directly or indirectly secured with stock of a small, publicly traded company. At the inception of these loans the reported trading value of each share was approximately $5; by the time of management's review, the reported trading value had become negligible.

Of these loans, approximately $1,000,000 was secured with the receivables and inventory of a small business. This customer declared bankruptcy during the fourth quarter and it was determined that the actual value of the collateral was a very small fraction of the amount of the loan.

Of these loans, approximately $750,000 was secured with the equipment and fixtures of a bankrupt business. The bank found issues with the valuation of the underlying collateral and the bank's perfection of its security interest.

The  remaining   loan  balance,   approximately   $443,000,   was  secured  with
construction contract receivables and retainages where management estimated net realizable value of the collateral.

COMMENT

     1.3. State the portion of the net charge-offs for $4.961 million in 2004 that were attributable to these loans and how the amount and timing of the charge off was determined.

RESPONSE

Of the net charge-offs of $4,961,000 in 2004, $2,950,000 were attributable to the problem commercial loans of the former lending officer. For the loans where the underlying collateral was stock, management assessed the value of the collateral based on current market conditions and an assessment of the issuer's financial condition. Loan chargeoffs of $1,200,000 were made based on that information and the customers' failure to perform upon demand. For the loans associated with customer bankruptcies, management assessed the value of the collateral as soon as it became aware of customer's financial circumstances and charged the loans down appropriately, for a total chargeoff of $1,750,000. For the remaining loan, management made a specific provision, not a chargeoff, based on a qualitative assessment of information available in the credit file.

COMMENT

     1.4. Describe the specific events which occurred in 2004 that caused these loans to be classified as non performing and subsequently written off.

RESPONSE


Late in the second quarter of 2004 the Company's senior management became aware of certain loans that might be potential problem loans, all of which were associated with one senior loan officer. Management directed the internal auditors to review all of those loans.

At the time of the filing of the Company's Form 10-Q for the second quarter of 2004, all but one of the identified loans was performing as agreed. The potential problem loan, in the amount of $824,000, was disclosed in the June 30, 2004 10-Q. Using currently available information management determined that no additional provision for loan losses with respect to the identified loans was required as of the quarter ended June 30, 2004.

In the third quarter of 2004, two borrowers, unrelated to the loans in the above mentioned review, with loans totaling $1,750,000 were found to have significantly deteriorated financial conditions. The prospects of any significant recovery from the loans' collateral were believed to be unlikely. As of the end of the 2004 third quarter, $1,375,000 was specifically allocated in the allowance for loan losses for these loans. Also, at the same time, $2,547,000 of the single payment loans, identified in the internal auditors' review (see response to comment 1.2), were classified as potential problem loans because of performance concerns. This was disclosed in the 2004 third quarter Form 10-Q.

During the fourth quarter of 2004, the two loans totaling $1,750,000 were charged off, and $1,850,000 of the aforementioned $2,547,000 of loans was placed in nonaccrual status with $1,200,000 charged off by year end as additional information became available to management. The $1,750,000 in charge-offs resulted from the bank's being advised of the bankruptcy declarations. The $1,200,000 in charge-offs resulted from the bank's ongoing assessment of the value of the underlying collateral and the customers' unwillingness or inability to perform upon demand of the bank. Of the $697,000 remainder ($2,547,000 minus $1,850,000 placed in nonaccrual), $497,000 was collected during the 2004 fourth quarter and $200,000 was performing but remained in potential problem loans at December 31, 2004.

COMMENT

     1.5. Describe any related party or other relationships between the lending officer and other Company officials and the borrowers who obtained these loans.

RESPONSE

After reviewing the definitions included in Regulation S-K, Article 9 of Regulation S-X, or Statement of Financial Accounting Standards No. 57, we do not believe there were any related party relationships between the lending officer, other Company officials and the borrowers who obtained the loans that became nonperforming.

COMMENT

     1.6. Provide the analysis performed by management with respect to these and similar loans that led them to believe the underlying causes for these problems were isolated and not indicative of a trend.

RESPONSE

Management became aware of the potential problem loans in late second quarter 2004. Because of the dollar magnitude of the loans, management was concerned that a trend in the portfolio could be becoming evident. In order to better understand the potential problems loans it ordered an internal audit review of the loans.

As of December 31, 2004, management believed that the underlying causes for the problems associated with the former lending officer's loan portfolio were isolated and not indicative of a trend. The rationale for this belief was that most of the loans identified in the internal audit review centered on borrowers whose collateral was directly or indirectly tied to the stock of a small, publicly traded, but financially troubled company located outside of our normal market area. Each of the loans identified in the internal audit review were individually evaluated for potential loss. The majority of these loans performed as agreed or have paid out. Those loans deemed to have the highest credit risk have been dealt with in due course with loan loss provisions and charge-offs accounted for in the proper quarters based on management's assessments using current information as of each period end.

Three other loans in this former loan officer's portfolio totaling $2,193,000 moved into nonperforming loan status in the last half of 2004. These loans were not included in the list of loans for which the internal audit review had been directed. Analysis during the third and fourth quarters of 2004 indicated specific unrelated business problems of the borrowers that resulted in adverse classification. In the 2004 third quarter, $1,750,000 of the $2,193,000 was placed into nonaccrual. One loan for $443,000 moved into nonaccrual in the 2004 fourth quarter. The two loans totaling $1,750,000 involved a bankrupt business and a borrower who had depleted his personal assets in a bankrupt business venture. The $443,000 loan involved a customer with severe business cash flow problems.

As of December 31, 2004, the Company's management analyzed the loan portfolio using the internal risk grading system and loan review reports. Neither of these resources signaled a trend, nor did the internal audit report. The problems loans that were found centered on weak collateral and isolated financial issues of a very small number of customers. Also, because the former lending officer had been gone for six months and it was believed that the significant problems with his portfolio had been dealt with appropriately, management concluded that its concerns about a trend in the portfolio were not borne out.

COMMENT

2. Please tell us and in future filings provide the following information regarding the write-down on a large commercial loan that financed the purchase of a business:

     2.1. State the terms and principal amount of the commercial loan that the borrower used to purchase the business, including the nature and fair value of any underlying collateral and how its fair value was determined. Provide a cross reference to the specific nonperforming loan for $2.4 million which is discussed in the "Impaired Loans" section on page 23.

RESPONSE

The original principal amounts of the loans made to facilitate the purchase of a business totaled $3,500,000, comprising two variable rate notes, each dated July 2, 2004. The original terms of the notes required monthly payments of principal and interest beginning August 1, 2004 based on an initial 240 month term. Repayment amounts were to be adjusted annually at each of the first four anniversaries in conjunction with scheduled changes in the variable interest rate. The remaining balance was to be paid in a balloon payment due on June 1, 2009. The notes were collateralized by real estate, equipment, and rights related to certain restaurant franchise agreements. Appraised values totaled $4,100,000 as determined by an independent appraiser.

Through December 31, 2004, the principal amounts of these loans had been reduced to $3,435,000 as a result of the receipt of the scheduled monthly payments. The balance as of December 31, 2004 was written down to $2,434,000. This was the result of an internal evaluation of the value of the underlying collateral, which determined that a one million dollar partial charge-off was appropriate. This evaluation was based on the business' not being a going concern; in effect, a worst case estimate. This determination was substantiated by a subsequent independent appraisal conducted in April 2005, which established a new value at approximately $2,700,000. Management's intention at December 31, 2004 was to write-down the carrying amount of the loan to the estimated net realizable value of the underlying collateral and, in management's opinion, this was accomplished. The borrower was at that time acting to sell the business.

Also see also the response to comment 5.

COMMENT

     2.2. Discuss the nature and extent of the legal options which the Company is pursuing to receive payment for these non performing loans considering the business purchased by the borrower is accused of committing fraud.

RESPONSE

The Company has engaged an attorney to assist with respect to these loans. On March 22, 2005 the Company and borrower signed a note modification agreement which suspended the required payments of principal and interest for the period from January 1 through June 30, 2005 and the borrower assigned any rights or proceeds resulting from any litigation the borrower might initiate against the former business owner. The Company is pursuing this forbearance strategy in order to increase the likelihood that the business can be sold as a going concern, which management believes would help maximize its potential recovery. The Company is currently in the process of negotiating with the borrower a renewal of the forbearance agreement.

COMMENT

Noninterest income, page 19.

3. We refer to the "Noninterest income" section of MD&A on page 19 that states the Company initiated in 2004 measures intended to decrease the costs and complexity of funding your mortgage brokerage operation. Please tell us and in future filings discuss in MD&A the specific measures that were initiated to reduce these costs and quantify the effects on operating income that have resulted from implementing this cost reduction plan.

RESPONSE

The company acquired its mortgage company, Community Resource Mortgage, Inc., (hereafter CRM) in late 2001. During 2002 and 2003 CRM's loan production was funded with a warehouse line provided by a nonaffiliated financial institution. During most of this period, demand for mortgage loans was high and did not decrease until late 2003. During early 2004, management considered options for funding CRM's mortgage loan production.

After analysis, Company management elected to establish CRM as a loan production office for one of its bank subsidiaries. Management decided that CRM's mortgage loan production would be funded by and closed in the name of the bank, booked by the bank, and assigned back to CRM on the same business day when the loan was sold into the secondary market. Any net interest income from this arrangement would be reflected on the bank's books and the fees from selling the loans would be reflected on CRM's books.

This process began in early second quarter 2004. For nine months of operation in 2004, this process generated additional net income for the bank and Company of $183,000, which represented 5.7% of that year's net income. For the three month period ended March 31, 2005, the process generated $52,000 of additional net income, which represented 3.8% of the period's net income. For the six month period ended June 30, 2005, the process generated $100,000 of additional net income, which represented 3.7% of the period's net income.

Management considers this arrangement to be a significant operational and financial improvement, although not material in relation to the income statement. Management will evaluate the appropriate disclosure for future filings.

COMMENT

MD&A, "Unsecured Loans", page 22

4. Considering you have unsecured loans totaling $25 million, equal to 6.4% of your loan portfolio as of December 31, 2004, please tell us and disclose in future filings:

     4.1. The nature and repayment terms of these unsecured loans and the business interests of the Company that outweigh the inherent increased credit risks of these types of loans.

RESPONSE

Unsecured lending is a normal and expected practice in the conduct of community banking and management considers the overall level of such loans to be reasonable in relation to the size of our loan portfolio. The banking subsidiaries' lending policies limit the granting of unsecured loans generally to the banks' most creditworthy customers or when, in the loan officer's judgment, the granting of such credit is in the banks' best interest. Such loans serve to accommodate the credit needs of the banks' customers while affording the banks the opportunity to earn interest income through pricing commensurate with the risk. Unsecured loans may be made to both consumers and business entities.

Generally, unsecured consumer loans are made in small principal amounts. The interest rates charged on such loans generally reflect the associated increased credit risk. Repayment terms for unsecured consumer and business loans are generally established to relate to the purpose of the loan and the sources and timing of funds for repayment with maximum terms established at 24 to 36 months. Many of these loans require monthly repayment of principal and interest over the life of the loan.

Company management does not currently consider unsecured lending to be an area that merits detailed discussion in future filings. Management will evaluate the volume and nature of issues relative to this portion of the portfolio on an ongoing basis and, whenever needed, will make disclosures in periodic filings.

COMMENT

     4.2. How you considered the higher credit risks inherent in these unsecured loans within your analysis regarding the reasonability of the loan loss allowance for 2004.

RESPONSE

Company management realizes that unsecured lending involves credit risks that are inherently higher than comparable secured lending. However, historical analysis has not shown higher incidents of default in our unsecured portfolio which we attribute to the fact that unsecured lending is reserved to the most credit worthy customers of the banks. Accordingly, unsecured loans are not separately considered in the analysis of the adequacy of the loan loss reserve. Management will on an ongoing basis evaluate whether this position should be changed.

COMMENT

     4.3. Whether any of these unsecured loans were classified as potential problem loans or non-accrual loans in 2004 or subsequent periods.

RESPONSE

As of December 31, 2004, there were no potential problem or non-accrual unsecured loans. Subsequently, as of June 30, 2005, three unsecured loans with balances totaling $515,000 were included in potential problem loans that had not previously been included in that category. As of December 31, 2004, those three loans, which were then performing, totaled $461,000.

COMMENT

MD&A, "Impaired Loans", page 23

5. We note that a major component of the 90% increase in non accrual loans in 2004 as compared to 2003 was one loan for $2.4 million, net of a partial charge-off of $1.001 million, which accounted for 49% of total nonaccrual loans as of December 31, 2004. In this regard, please tell us and provide the following information in future filings:

     5.1. Describe what were the specific problems discovered in the 4th quarter of 2004 with respect to the appraisals underlying this credit, the circumstances in which they were discovered, and how these problems impacted your analysis regarding the collectibility of the loan.

RESPONSE

On November 4, 2004, the borrower presented to the Bank the business' financial results for its first two months of operations (July and August 2004). Those results were significantly lower than expected, given the financial information obtained from the former owner and used by the independent appraiser in establishing the initial collateral values.

On November 19, 2004, the borrower met with the Bank to provide further information. Because sales were so much lower than expected, the borrower became concerned about the credibility of the financial information provided by the former owner. The borrower engaged a forensic accountant and an attorney to help with his investigation regarding the information provided by the former owner.

Company management became concerned that the loans' original primary source of repayment, business cash flows, had been overstated and the secondary repayment source, collateral liquidation, had become impaired because of issues with the primary source. In addition, the borrower had expended substantially all of his personal liquid assets to keep the business open. At this point, the ability of the bank to collect the loan was believed by management to be dependent on the sale value of the business assets and management decided a revised evaluation of the value of the underlying collateral was needed.

COMMENT

     5.2. Discuss the basis for recording only a partial charge-off of $1.001 million for the loan, taking into consideration any material changes in the valuation of the underlying collateral and the repayment ability of the borrower.

RESPONSE

In light of the issues known as December 31, 2004, Company management conducted its own evaluation of the value of the underlying collateral and determined that a one million dollar partial charge-off was appropriate. This evaluation was based on the business' not being a going concern; in effect, a worst case estimate. This determination was substantiated by a subsequent independent appraisal conducted in April 2005, which established a new value at approximately $2,700,000. Management's intention was to write-down the carrying amount of the loan to the estimated net realizable value of the underlying collateral and, in management's opinion, this was accomplished. The borrower was at that time acting to place the business for sale.

COMMENT

     5.3. Describe the corrective measures implemented by management to obtain reasonable assurance that the problems discovered were isolated and that similar problems would not recur in future periods. Explain if these corrective measures were implemented by management prior to fiscal year end and were considered by the external auditors in determining the scope of their audit work prior to the issuance of the audit report for the fiscal year ended December 31, 2004.

RESPONSE

As stated under the caption "Provision and Allowance for Loan Losses" in the June 30, 2005 10-Q, "On an ongoing basis, management seeks to better manage risk and improve internal controls systems. As a part of this ongoing process, management hired a Chief Credit Officer for the Company in the second quarter of 2005. This officer has specific loan approval authority over major loan relationships and also assists the subsidiary banks and mortgage company in other areas of loan operations and administration."

Also, during the first six months of 2005, the Company's management engaged a new external loan review firm. This new firm was given an expanded scope and, in management's opinion, provided a very high level of technical expertise. The new loan review firm began its initial reviews of the banks' loan portfolios in the second quarter of 2005.

These events occurred after the end of the 2005 first quarter reporting period and, therefore, were not considered by the external auditor in determining the scope of their audit prior to the issuance of their audit report for the year ended December 31, 2004. However, the external audit firm was aware of the status of the loans discussed above, and considered the implications while performing the audit for that period. The external audit firm was also aware of management's plans to make the above mentioned changes as the plans evolved.

COMMENT

6. We refer to the $1.093 million remaining loan balance, net of partial charge-offs of $1.2 million, equal to 22% of nonaccrual loans as of December 31, 2004, that were included in a former officer's lending portfolio. Tell us and provide in future filings the following information:

     6.1. Discuss the nature of the possible problems with the former officers' portfolio that management noted during the 3rd qtr of 2004, how they were discovered and how they affected your analysis with respect to the collectibility of this loan.

RESPONSE

Refer to the response to comment 1.4.

COMMENT

     6.2. Provide the analysis performed that determined the existence and extent of these problems and how they affected the evaluation of the collectibility of the loan and the reasonability of the allowance for loan losses. Discuss the basis for recording only a partial charge-off of $1.2 million with respect to this loan.

RESPONSE

Refer to the response to comment 1.3.

COMMENT

7. We refer to your statement that these nonaccrual and impaired loans were not material in relation to the portfolio as a whole in 2004. In future filings, include a discussion of the relationship between these remaining non accrual loan balances and the loans that increased the provision for loan losses to $5.102 million in 2004 from $1.12 million in 2003. Refer to the "Provision for Loan Losses" section of MD&A on page 19.

RESPONSE

We will do this in future filings to the extent any significant items remain.

COMMENT

8. We note the "Provision and Allowance for Loan Losses, Non-performing loans and Potential Problem Loans" on page 13 of the September 2004 10-Q states that during the third quarter of 2004 management identified $5.121 million of problem loans in one of the banking subsidiaries, of which $1.750 million were included in nonaccrual loans and $3.371 million were classified as potential problem loans. In this regard, please tell us the following:

     8.1. Explain why the non-accrual loans were not written off during this period considering they were collateralized by business entities involved in bankruptcy proceedings.

RESPONSE

The two nonaccrual loans totaling $1,750,000 were not written off in the 2004 third quarter due to the timing of the receipt of information that cast doubt upon the bank's ability to collect the loans. Management was not informed of a bankruptcy filing involving one of the borrowers (loan amount $1,000,000) until after the end of the third quarter of 2004, but prior to the required filing date for the third quarter Form 10-Q. The borrower on the remaining $750,000 loan informed the bank late in the third quarter of 2004 that he would be able to repay this loan only upon the sale of his bankrupt business. Both loans were collateralized by accounts receivable, inventory, equipment, etc.

Upon becoming aware of these circumstances, management began assessing the value of the collateral, but that process was incomplete as of the date that the Form 10-Q was required to be filed. The referenced section of the Form 10-Q contained a statement that "It is doubtful that the net realizable value of collateral will be sufficient to repay the loans" to inform readers of the uncertainty. Management provided a 50% allowance for the $750,000 loan pending the results of the collateral assessment. The other ($1,000,000) loan was not yet due and payable. However, based on the best available information at the time of filing the Form 10-Q, the allowance for loan losses reflected a 100% loss allowance for that loan. Accordingly, because of the timing of its obtaining knowledge regarding problems with these loans, management recorded loss contingencies under SFAS 5 in the 2004 third quarter, but the actual write-offs did not occur until the fourth quarter when management was able to more accurately assess the bank's ability to collect the loans.

COMMENT

     8.2. Explain why the potential problem loans for $2.347 million were not classified as non accrual considering they were collateralized by restricted securities of indeterminate value.

RESPONSE

These loans were not classified as nonaccrual as of September 30, 2004 because the loans either had not yet matured or had matured as of the end of the reporting period and in-file financial information about the borrowers indicated that there were reasonable prospects for full repayment of most of these loans. Of the five loans which made up the $2.347 million balance, three of the loans, aggregating $747,000, were subsequently collected. According to the financial information in the bank's possession, the remaining two borrowers each had substantial net worth. The borrowers on these debts indicated, and related subsequent events seemed to confirm, that those borrowers remained committed to repaying their debts.

COMMENT

     8.3. Tell us the payment status of these loans and the value of their underlying collateral as of December 31, 2004 and subsequent interim periods.

RESPONSE

Two of the potential problem loans, totaling $497,000, paid out in December 2004. Another of these loans remained at its full balance of $250,000 as of that date but was paid out in January 2005. The other two loans, with principal balances totaling $1,600,000 as of September 30, 2004, were written down by 75% each as of December 31, 2004 primarily due to the determination that the value of the collateral supporting the loans was minimal. Those borrowers apparently were still pursuing other financing sources to payout their loans. Ultimately the bank initiated legal action against the borrowers and the remaining balances were written off as of June 30, 2005, when management determined that there were no likely prospects for repayment of the remaining debts.

COMMENT

Allowance for Loan Losses, page 24

9. Tell us and discuss in future filings, for each of the five years presented, the specific factors that influenced management's judgment in determining the amount of additions to the allowance through provisions charged to operating expenses. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

RESPONSE

Instruction (2) to Section IV.A. of Industry Guide 3 states, "For each period presented, describe briefly the factors which influenced management's judgment in determining the amount of the additions to the allowance charged to operating expense. A statement that the amount is based on management's judgment will not be sufficient."

The last paragraph under the caption, "ALLOWANCE FOR LOAN LOSSES" on page 25 provides summary information on factors influencing management's judgment. Also, the last sentence in the second paragraph under this caption on page 24 directs the reader to, "See "The Application of Critical Accounting Policies - Provision and Allowance for Loan Losses."

The discussion and tabular information appearing on pages 30 and 31 was intended to be responsive to this instruction and provide more information on the influencing factors and contains considerable information relevant to the comment. Brief, but more general, information was provided about the influencing factors for all five years in the first four paragraphs of this section. However, particular emphasis was placed on providing more specific details about the factors influencing management for 2004 in paragraphs six through nine because of the material increase in the provision charged to expense in 2004 as compared with the four preceding years.

Our responses to your comments 1, 2, 4, 5, and 6 provide details as to the reasoning behind most of the2004 provision for loan losses as related to specific loans and groups of loans. We will provide more specific information on the influencing factors, which we consider relevant and material, for each of the five years presented in future filings under Guide 3.

COMMENT

Note 1, Organization, page 42

10. We refer to an article titled: "Century 21 announces partnership with mortgage company" dated December 14, 2004 in The Times and Democrat that states your mortgage subsidiary, CRMI formed a partnership called First Centurion Mortgage on November 30, 2004 with Century 21 The Moore Group. In this regard, please tell us and provide the following information in future filings:

     10.1. Disclose the terms of the partnership, including any material current and future funding contingencies, and how the partnership will be accounted for under APB 18.

RESPONSE

First Centurion Mortgage, LLC (the "LLC") is jointly owned by CRM, a wholly-owned subsidiary of the Company and Century 21 The Moore Group, a real estate brokerage firm located in Orangeburg, SC. The general purpose of the LLC is to provide services in conjunction with the origination of mortgage loans.

There are no material funding contingencies. In fact, there are no funding commitments of any type other than to fund mortgage loans originated through the LLC. Such requirements are in the ordinary course of business and are no different than other mortgage loans originated by the Company.

COMMENT

     10.2. Explain in MD&A the business purpose for establishing this partnership considering the article states the partnership will be an in-house mortgage company within Century 21 and all mortgage processing services will be outsourced through CRMI, your mortgage subsidiary.

     10.3. State where the Company's partnership equity interest and results of operations are disclosed in the financial statements.

RESPONSE

10.2-.3 The financial attributes of the LLC are immaterial to the Company. Capital invested in the LLC is less than $1 thousand and total revenue generated by the LLC since inception approximates $10 thousand. Further, the Company anticipates no circumstances in which the operations of the LLC would ever become material to the financial position, results of operations or cash flows of the Company. Accordingly, the Company does not believe that specific disclosure in its financial statements and MD&A is warranted.

COMMENT

Note 2, Summary of Significant Accounting Policies, Derivative Financial Instruments, page 44

11. With respect to the mortgage loan rate lock commitments on mortgage loans held for resale which are hedged by forward sales contracts, please tell us and provide in future filings the following information:

     11.1. State the date you implemented Staff Accounting Bulletin 105, "Application of Accounting Principles to Loan Commitments" which was effective for loan commitments entered into subsequent to March 31, 2004. We note that you have disclosed your adoption of SAB 105 in the "Derivative Financial Instruments" section of MD&A in your Form l0-Q for the period ended June 30, 2005.

RESPONSE

The Company began accounting for interest rate lock commitments in a manner consistent with SAB 105 in 2003. The accounting implementation was based on the guidance issued by the Derivatives Implementation Group (the "DIG") in Implementation Issue No. C13 in 2003. The manner in which the Company implemented the DIG's guidance in 2003 was consistent with the requirements of SAB 105 and no revisions to the Company's established accounting policies and methods were necessary to comply with SAB 105 when it was issued in 2004.

Moreover, the Company has continually evaluated its accounting policies and methods in light of additional guidance which has been promulgated by standard setting bodies (specifically, the Draft of the Proposed Practice Aid prepared by a Task Force of the AICPA, "Derivative Loan Commitments Task Force - Illustrative Disclosures on Derivative Loan Commitments" (2005) and "Interagency Advisory on Accounting and Reporting for Commitments to Originate and Sell Mortgage Loans," prepared by financial institution regulatory authorities).

COMMENT

     11.2. Discuss the methods and assumptions used to estimate the fair value of the interest rate lock commitment and the associated forward sales contract. Refer to Interpretive Response to Question 2 of SAB 105.

RESPONSE

By way of introduction, the Company's mortgage banking activities are relatively simple and are based on a model to greatly reduce, if not eliminate, gains and losses due to fluctuations in mortgage interest rates. Accordingly, interest rate locks issued by the Company to customers are immediately offset ("hedged") with a best efforts forward sales commitment with an investor. Moreover, the Company sells the loans it originates on a flow (i.e. loan by loan) basis. The Company does not sell loans under mandatory forward sales commitments, service loans, recognize servicing assets or package, pool and sell loans in the form of mortgage-backed securities. Rather, the Company originates and sells loans to well-established investors that provide specific underwriting guidelines and definitive price quotes for their products. Following this model allows the Company to match exactly the rate lock commitments it issues with commitments to sell the underlying loan to its investors on a best efforts basis.

The Company's methods and assumptions for estimating the fair value of its rate lock commitments and the best efforts forward sales contracts are summarized as follows:

o The Company assumes that the rate lock commitments and the associated forward sales contracts (from which the quoted rate lock commitment is derived) are at fair value on the date the commitments are made. Therefore, the Company recognizes no gain or loss as of the initial commitment date.

o As of the end of each reporting period (the "measurement date"), the Company measures the change in the prices offered by investors for each rate lock commitment as of the measurement date (which is the fair value of the commitment at that date) and the price associated with the actual rate lock commitment. The change in the price between the measurement date and the price associated with the actual rate lock commitment represents the amount of the derivative assets or liabilities.

o The Company performs this computation on a loan by loan basis for the loan product to which the rate lock and forward sales contract pertain. The only adjustment that the Company makes is to reduce the duration of the commitments to reflect the passage of time.

The Company believes that its disclosure relating to its commitments is materially consistent with Interpretive Response to Question 2 of SAB 105, especially considering the nature of the Company's rate lock commitments and the immateriality of the associated derivative assets and liabilities to the Company's consolidated assets, liabilities and shareholders' equity. However, the Company will evaluate the illustrative disclosures as set forth in the AICPA's Proposed Practice Aid and, as appropriate, refine its disclosure in future filings.

COMMENT

     11.3. State whether you have complied during the year ended December 31, 2004 with Interpretive Response to Question 1 of SAB 105 which requires that no income be recognized as of the commitment date for a derivative loan commitment.

RESPONSE

The Company complies with Interpretive Response to Question 1 of SAB 105. The Company recognizes no income as of the commitment date for rate lock commitments. Moreover, even though the Company sells all of its loans servicing released, the servicing premium that will be recognized when the loan is sold is excluded from the model used by the Company to value its rate lock commitments, as discussed above. This technique allows the Company to value only the changes in the fair value of the rate lock commitment (without the associated servicing premium) and further assures that there is no acceleration of income.

COMMENT

12. Since you state that these arrangements do not qualify as a fair value hedge, please clarify if these are nonhedging derivatives. If so, explain the basis for stating that you have effectively matched the forward sales contract to investors and the rate lock commitments to potential borrowers and therefore have not recorded any net gains or loss due to changes in market interest rates in 2004.

RESPONSE

As previously noted, the Company matches every rate lock commitment it issues to a forward sales contract. Such matching is performed based on specific forward sales contracts between the Company and investors on a loan by loan basis. Therefore, the Company achieves "effective" correlation. Accordingly, the Company did not record any gains or losses due to changes in interest rates in 2004.

COMMENT

Loans held for Sale, page 43

13. We refer to the mortgage brokerage income of $3.128 million in 2004 and $5.198 million in 2003 equal to 63% and 60% of pre-tax net income of each year, respectively. Considering the significance of your mortgage banking operations, please tell us and in future filings provide the following information:

     13.1. State if mortgage loans are sold on a recourse or non recourse basis. If they are sold on a recourse basis please disclose the amount of recourse liability recorded as required by paragraph 11.c of SFAS 140.

RESPONSE

The Company does not sell loans with recourse, as that term is generally applied to mortgage banking activities ( i.e., the sale of a loan with recourse to receive a higher servicing fee rate). As noted previously, the Company does not service the loans that it sells to its investors. Loans are sold subject only to standard representations and warranties, consistent with industry practice. Occasionally, the Company is required to indemnify loans that are subject to representations and warranties made to investors.

The Company maintains an allowance associated with such loans and adjusts the allowance when any associated losses meet the criteria of SFAS 5 with respect to probability and estimability of such losses. The allowance covers both on- and off-balance sheet items. At December 31, 2004 the Company's allowance for losses associated with loans it had sold was $380,000, of which $340,000 was allocated to off-balance sheet exposure.

COMMENT

     13.2. Describe your accounting policies with respect to mortgage origination fees on loans held for resale and for investment. Refer to paragraph 20 of SFAS 65 as amended by paragraph 27(c) of SFAS 91.

RESPONSE

As disclosed in Note 2 to the Company's Consolidated Financial Statements the Company's policy is to defer loan origination fees and direct loan origination costs and amortize the amounts as an adjustment to the yield of the related loans. That is the method followed for mortgage loans held for investment purposes. The Company's accounting policy conforms to SFAS 91.

The application of the loan fee and costs provisions of SFAS 65 and SFAS 91 to the Company's mortgage loans held for sale does not necessitate accounting entries due to immateriality. The Company's mortgage loan inventory generally turns within 30 days and the fees the Company charges typically cover direct origination costs with only a small profit margin remaining. Accordingly, the Company recognizes origination fees when received and direct loan origination costs when incurred.

Immateriality of the Company's accounting method is demonstrated as follows: the impact on pretax income in 2004 was $16,623 or .3% of consolidated pretax income; and, the impact on the Company's consolidated balance sheet was $52,912 and $36,289 at December 31, 2004 and 2003, respectively, or .1% and .007% of consolidated assets, respectively.

The Company will continue to monitor and evaluate the potential materiality of applying its accounting practices in future fillings. However, because of its pricing policies and cost structure, the Company believes that there is no more than a remote likelihood that its accounting practices will necessitate actual adjustments related to fees and costs related to its mortgage loans held for sale.

COMMENT

     13.3. Disclose the method used to determine the lower of cost or market value of mortgage loans sold and held for sale (that is, the aggregate or individual loan basis). Refer to paragraph 29 of SFAS 65.

RESPONSE

The Company uses the aggregate method to determine the lower of cost market value of its mortgage loans held for sale. The Company believes that the disclosure in Note 2 of its Consolidated Financial Statements conforms to the requirements of SFAS 65.

COMMENT

Note 8, Intangible Assets, page 51

14. In addition to the annual testing of goodwill for impairments required by paragraph 26 of SFAS 142, please tell us and disclose in future filings the circumstances in which goodwill may be tested for impairment between annual tests as stated in paragraph 28 of SFAS 142.

RESPONSE

The circumstances that the Company evaluates to determine if recorded amounts of goodwill require testing for impairment between annual tests are generally those circumstances as set forth in SFAS 142, paragraph 28 and SFAS 121, paragraph 5 (which will not be quoted verbatim herein). Due to the nature of the reporting units with which the goodwill is associated, the Company is particularly sensitive to market conditions that may impact the fair value of a reporting unit in aggregate (i.e., market prices for similar businesses) or which could significantly impact the ability of a reporting unit to generate positive cash flows over intermediate and long terms.

COMMENT

15. We note the "Nonaccrual and Past Due Loans" table on page 23 shows that impaired loans were $4.9 million in 2004; $2.6 million in 2003 and $796,000 in 2002. Considering the significant increase in impaired loans during the last two years and the $5.1 million provision for loan losses recorded in 2004, equal to a 356% increase over the provision for 2003, please tell us and discuss in future filings the SFAS 142 analysis for 2004 that substantiates your position that no impairment to goodwill should be recorded in 2004.

RESPONSE

 The Company's aggregate balance of goodwill at December 31, 2004 was $4.3 million. The goodwill is associated with two acquisitions: the purchase of a community bank in 2002 for which goodwill in the amount of $3.4 million was recorded, and the purchase of a mortgage banking company in 2001 for which goodwill in the amount of $900 thousand was recorded.

Both of the entities acquired (the reporting units) have been maintained as separate operating subsidiaries. The Company follows the guidance set forth in SFAS 142, paragraphs 19 and 23-25 to value its community banking subsidiary for the purpose of evaluating the impairment of goodwill of that reporting unit.

Information supporting the fair value of community banks is readily accessible and the Company applies the "first step" approach allowed by SFAS 142, paragraph
19. The Company first obtains information (SEC filings, etc.) concerning recent purchases of similar community banks to evaluate fair value. The primary attribute evaluated is the multiple paid for tangible book value (which is a common multiple of value upon which market transactions are based). The multiple paid is then applied to the tangible book value of the community banking subsidiary to estimate fair value.

The Company supplements the evaluation based on tangible book value multiples paid for recent purchases with pricing multiples derived from publicly traded community banks in the South Carolina market. The multiples (low, high and average) are then applied to the community bank subsidiary. The metrics used are price to earnings ratios and price to tangible book value multiples. This analysis supplements the first analysis which is based on actual market transactions.

Based on the results of these impairment tests, the Company concluded that there existed no impairment of the goodwill related to its community banking subsidiary.

The Company also evaluates possible impairment related to its mortgage banking subsidiary in accordance with SFAS 142, paragraphs 19 and 24. Information about recent purchases and pricing multiples for stand-alone mortgage companies is not readily accessible; therefore, the Company estimates fair value based on the present value of future cash flows.

The Company's present value methodologies are consistent with guidance set forth in Concepts Statement 7. The Company recognizes that the projection of future cash flows and the reliance thereon for evaluation purposes is highly subjective. Accordingly, the Company uses what it believes are conservative and reasonable assumptions. For example, cash flows were projected for only five (5) years when a longer period could be reasonably justified. The assumptions the Company used to evaluate for goodwill impairment were identical to the assumptions used to formulate its 2005 business and financial plan, which was approved by the Company's board of directors.

The results of the Company's goodwill impairment analysis support the Company's position that no impairment of goodwill existed at December 31, 2004.

With respect to the impact of the increase in "Nonaccrual and Past Due Loans" and in the Company's provision for loan losses in 2004, the Company notes that 19.7% (or $975,000) of the increase was related to the purchased community banking subsidiary. Moreover, the Company's subsidiaries, and the Company in the aggregate, maintain adequate allowances for loan losses which are included in the purchased community banking subsidiary's tangible book value. As discussed above, the Company uses pricing multiples based on tangible book value to evaluate possible goodwill impairment. Accordingly, any increases in the allowance to reflect deteriorated credit quality would be considered in the Company's evaluation of fair value and possible impairment.

COMMENT

16. Tell us and in future filings please state the maximum amortization period for core deposit intangibles and how this period was determined.

RESPONSE

The core deposit intangible was associated with the community bank acquisition in July 2002. Management obtained an independent evaluation of the bank's core deposits at that time. 25% of those core deposits had been open more than ten years and a small percentage had been open more than 20 years. Based on our expectations regarding the behavior of these deposits, it was determined that a 15 year amortization period was most appropriate.

COMMENT

Item 9A. "Controls and Procedures", page 69.

17. We note you have not filed the Accountants report on management's assessment of internal control over financial reporting and Management's annual report on internal control over financial reporting required by PCAOB Auditing Standards No. 2. In this regard, tell us and state in future filings if you qualify for the extended compliance period provided for in SEC Release 33-8392 for non-accelerated filers for implementing Section 404 of the Sarbanes Oxley Act. Refer in your response to the "Noninterest Expenses" section on page 17 of the June 30, 2005 10-Q that states the increase in "Other Expenses" for that period was partially due to complying with Section 404 of the Sarbanes-Oxley Act.

RESPONSE

The Company qualifies for the extended compliance period provided for in SEC Release 33-8392 for non-accelerated filers for implementing Section 404 of the Sarbanes Oxley Act. Management is taking advantage of this extended compliance period in order to ensure successful compliance with Section 404 prior to the newly revised deadline, which will be the fiscal year ended December 31, 2007. Toward this end, the increase in cost results from management's engaging one full time and two part time individuals as project managers and implementing a software package for building an internal control database. This is a complex and substantial project. For the period ended June 30, 2005, we estimate that Sarbanes Oxley direct compliance costs aggregate $150,000. We do not have an estimate for indirect costs for the quarter and period ended June 30, 2005.

Form 10-Q for the period ended March 31, 2005

COMMENT

Provision and Allowance for Loan Losses, page 13

18. We refer to the statement in the second paragraph on page 14 that the majority of non-performing loans were secured by commercial real estate and other collateral. In this regard, please tell us and discuss in future filings:

     18.1. The amount of non-performing loans that have no collateral and the basis for continuing to consider that they are collectible.

RESPONSE

As of March 31, 2005, the amount of non-performing loans with no collateral was approximately $29,000. This amount was considered immaterial.

COMMENT

     18.2. The nature of the other collateral and how you determined their fair value.

RESPONSE

Other collateral generally consists of commercial vehicles, automobiles, liens on furniture, fixtures, equipment and inventories, and common stocks. As of March 31, 2005, non-performing loans secured by such other collateral totaled approximately $1,097,000. Values of other collateral may be obtained periodically from published valuation services, market quotes, or may be estimated based on the invoice cost of the collateral at the time the items were obtained, adjusted for normal depreciation. Management does not consider this amount to be significant enough to merit separate discussion in the MD&A section of our 10-Qs and 10-Ks.

COMMENT

     18.3. When the most recent valuations were made of the underlying collateral of these non performing loans and the estimated coverage of the underlying collateral.

RESPONSE

As of March 31, 2005, non-performing loans secured by other collateral totaled approximately $1,097,000. Of this amount, two loans, totaling $400,000, had collateral, consisting of stock in a small, publicly traded company, which was effectively worthless. (These amounts were charged off in June 2005.) Of the remaining $697,000, in some cases, the borrowers' circumstances have improved such that the loans are not considered to be collateral-dependent. In other cases, collateral may be taken on an abundance of caution basis. Such collateral generally consists of older model used cars and trucks. For loans with small book balances and where collateral reflects abundance of caution measures, there are no formal periodic valuations of the underlying collateral. Management does not believe this area of the loan portfolio rises to the level of separate discussion in our future filings.

Form 10-Q for the period ended June 30, 2005

COMMENT

MD&A, Results of Operations. Three months ended June: 30, 2005 and 2004, page 12

19. We refer to the provision for loan losses of $585,000 during the three month period ended June 30, 2005. Please tell us and in future filings provide the following information:

     19.1. State the amount of the provision attributable to non-performing loans and the portion of the increase attributable the significant growth in the loan portfolio.

RESPONSE

The $585,000 provision for loan losses for the second quarter of 2005 is attributable as follows:
$550,000 to net charge-offs and allocations to nonaccrual, potential problem loans and nonperforming loans and $35,000 as a result of loan growth during the quarter.

COMMENT

     19.2. Describe the risk characteristics related to the increase in the loan growth that have resulted in increases to the provision.

RESPONSE

Management considers the current period loan growth of $7,826,000 to be normal, portfolio wide growth with a typical community bank risk profile. The increase in the provision attributable to new loan growth was approximately $35,000, roughly 45 basis points. The remainder of the provision expense was related to chargeoffs or write downs associated with a former loan officer's portfolio.

COMMENT

     19.3. Considering you have included the amount of potential problem loans totaling $18 million in determining your provision, please discuss how you have included their risk characteristics in your methodology for determining the reasonability of the allowance for loan losses. Refer to the definition of potential problem loans in
          Item III.C2 of SEC Guide 3.

RESPONSE

The methodology for determining the adequacy of the allowance for loan losses as of each period end requires that each of the banks review their loan portfolios to assess the current ability of the borrowers to comply with the loans' repayment terms. Such reviews may require the banks to review lists of past due and nonaccrual loans, refer to borrowers' credit files, review financial statements, refer to internally or externally prepared loan review memoranda, review regulatory examination reports, assess the liquidation value of any related collateral and/or use other information which may be known at the time to determine whether there exist credit problems of a degree to cause management to have doubt about the borrowers' ability to repay. When such doubt is present, management assigns a risk grade for the loan commensurate with the degree of risk that is currently perceived. The Company's risk grades are defined to coincide closely with the loan classification systems used by bank regulatory authorities. These risk grades determine the amount of allowance applicable to the grade; they range from 30 basis points for pass grade loans to 50% for doubtful grade loans. Based on the preliminary results supplied by the loan review firm, management assessed loan risk grades to the reviewed credits and computed an estimated allowance for loan loss.

COMMENT

Provision and Allowance for Loan Losses, page 15

20. Tell us and in future filings describe the type of loans related to the partial or complete charge-offs totaling $570,000 during the six month period ended June 30, 2005 and the analysis made to determine that they were uncollectible.

RESPONSE

During the first six months of 2005, the Company charged-off $400,000 related to loans secured by stock in a small, publicly traded company and $143,000 related to a commercial loan with collateral valuation issues. These loans are all related to the discussion in comment 1. As a result of litigation commenced against the borrowers on the stock loans, the Company has obtained a judgment against one of the borrowers, but no assets have been discovered that the judgment can be applied against. Litigation is also in process against the other borrower. The loans were, therefore, no longer considered bankable assets. The other borrower has demonstrated no ability to service the debt; therefore, the loan was written down to the estimated net realizable value of the collateral. Payment was indicated to be expected in the near term.

COMMENT

21. We note that nonaccrual loans as of June 30, 2005 were $5.26 million as compared to $4.94 million as of December 31, 2004. Considering the increase in nonaccrual loans and that write-offs during the six month period ended June 30, 2005 were $570,000, please provide us with an analysis of the collectibility of the loans that were non-performing as of December 31, 2004 and that continue to be non performing as of June 30, 2005, considering factors such as subsequent payments, the value of the underlying collateral and expected future cash flows.

RESPONSE

For purposes of this discussion, nonaccrual loans with balances at both December 31, 2004 and June 30, 2005 will be referred to as "common nonaccrual loans." As of December 31, 2004, there were 52 nonaccrual loans totaling $4,941,000. Of those, 29 loans with December 31, 2004 balances of $3,796,000 were common nonaccrual loans. The amount of common nonaccrual loans as of June 30, 2005 was $3,665,000.

The principal balances of five common nonaccrual loans totaling $2,906,000 were unchanged during the 2005 period. See the response to comment 22 for developments related to one such common nonaccrual loan of $2,434,000 during the first six months of 2005.

Of the four remaining larger-balance common nonaccrual loans whose balances were unchanged during the 2005 six month period, three loans totaling $251,000 were believed to be well-secured. Two of the three loans, totaling $214,000, are believed to be well-secured by real estate. Foreclosure proceedings have begun with respect to the real estate securing these loans. Real estate loan foreclosures in South Carolina can frequently take a year or more to conclude because of peculiarities in state laws. Collateral values, per appraisals obtained at the time the loans were originated (each within the last five years), indicate total collateral values of $292,000 for these two loans. The other such well-secured loan has a principal amount of $37,000 and is secured by vehicles and equipment with values totaling approximately $45,000. The principal balance for the remaining such loan was approximately $221,000. This loan is partially secured by out-of-state real estate. However, there is controversy surrounding the legitimacy of the related deed of trust instrument. Legal counsel for the bank has indicated that payment of the claim under a title insurance policy is probable.

During the first six months of 2005, charge-offs of common nonaccrual loans totaled $72,000 on three loans. See the responses to comment 1 for developments related to one such common nonaccrual loan which was the subject of a $66,000 partial charge-off during the first six months of 2005. The remaining reductions in principal balances were realized through collection of payments.

Eleven of the common nonaccrual loans had principal balances of less than $10,000 each as of June 30, 2005. The total balances of these eleven common nonaccrual loans as of June 30, 2005 approximated $45,000. The balances of two of these loans were at least $10,000 as of December 31, 2004, but were paid down or charged off so that their balances were below that amount as of June 30, 2005. The principal amounts of the others were reduced by collection of principal payments totaling $18,000. As of June 30, 2005, management considered the recent repayment history and other information known about these borrowers, including the adequacy of collateral values, as the primary factors for assessing the prospects for the repayment of these loans. No other analysis was deemed necessary for these small balance loans.

COMMENT

22. We refer to the problem loan for $2.44 million which originated in 2004 for which a partial charge-off of $1.001 million was recorded during the fourth quarter of 2004. Please tell us how you determined that the remaining balance of this loan is collectible. Consider in your response the following:

RESPONSE

Please refer to the response to subparts 1 and 2 of comment 5 for an overview of the timeline of developments related to this loan, especially the Company's efforts to establish the value of the underlying collateral.

COMMENT

     22.1 Considering the sale of the business acquired by the borrower is the primary source of repayment, discuss if the sufficient price is expected to generate sufficient net cash flows on the sale for the full repayment of the remaining balance of the loan.

RESPONSE

The sufficient price to effect full repayment of the loan balance is an amount equal to the remaining book value of the loan, less the specific allocation identified in the Form 10-Q for the period ended June 30, 3005. At that date, the loan was written down to the value of collateral as determined by an independent appraiser ($2,700,000), less management's estimate of selling costs ($266,000), less a specific allocation of the loan loss reserve ($367,000).

COMMENT

     22.2 State what is the time frame considered a reasonable period by the borrower to consummate the sale and when this period expires.

RESPONSE

On an ongoing basis management is evaluating this issue and how it relates to our legal rights as a creditor.

COMMENT

     22.3 Explain why you consider the $367,000 of the allowance for loan losses allocated to this credit is sufficient to absorb the probable losses on this loan.

RESPONSE

The $367,000 specifically allocated to the allowance for loan losses for this loan as of June 30, 2005 represents management's estimate of the amount of imprecision inherent in the appraisal process for the collateral underlying the loan as of that time (15% of the carrying amount of the loan).

COMMENT

23. We note that, based on the partial results of the loan review performed by your new outside loan review provider, you have identified approximately $18 million in loans as potential problem loans, which represents an increase of $13 million over the amount of potential problem loans identified as of December 31, 2004, based on the previous loan review process. In this regard, please provide us with the following information:

     23.1 Discuss any changes in the methodology to review loans employed by your new outside loan review provider as well as non accruing loans compared to that used by your former provider in their review for the year ended December 31, 2004.

RESPONSE

Because of the unusual number and size of problem loans and charge-offs experienced by the Company in the last half of 2004, the Company's Chief Executive Officer decided that a more thorough independent review of the loan portfolio would provide additional ongoing assurance that all the major problem loans were being timely identified and dealt with appropriately. Accordingly, the CEO engaged a new outside loan review provider that he had previously worked with. Also, as part of this overall strategy, the CEO created a new position for the Company, Chief Credit Officer, and this position was filled in April 2005 with an experienced credit officer. A primary focus for the new position was to improve credit risk management practices and strategies.

With the new loan review provider, there was a change in the scope and depth of the loan review as well as the resources and technical expertise of the reviewing firm. The previous loan review provider focused in 2004 on reviewing loans that originated since the previous review. Those reviews included new loans with large balances and a sampling of recently renewed existing loans. The firm would, upon request, review specific loans and relationships. Dollar coverage of reviewed loans to total loans averaged over 20% at the banking subsidiaries. The review conducted by the new provider in 2005 covered substantially all credit relationships of $400,000 and over and averaged 39% to 46% of total loans at the banking subsidiaries. The new loan review provider is a larger firm and, in management's opinion, has superior resources and expertise. Greater emphasis was given by the new provider to loan risk grading decisions, to loan repayment structure and loan purpose, and to a high standard of documenting the continuing evaluations of collateral and borrower financial condition.

COMMENT

     23.2 Tell us if the loan review process previously used was a systematic methodology that permitted determining the reasonability of the allowance for loan losses in accordance with generally accepted accounting principles and regulatory guidelines. Consider in your response the material increases in non-accruing loans determined in the third and fourth quarter of 2004 that resulted in significant write-offs during a short time period after problems related to
          appraisals  and  to  issues  related  to  one  lending   officer  were
          discovered.

RESPONSE

Please refer to the third paragraph under the caption, "THE APPLICATION OF CRITICAL ACCOUNTING POLICIES - Provision and Allowance for Loan Losses" contained in the December 31, 2004 Form 10-K. This paragraph describes the systematic methodology used by management in determining the adequacy of the allowance for loan losses. The last sentence in the paragraph states, "The findings of internal and external credit reviews and results from external audits and regulatory examinations are also considered." Also, please refer to the fifth paragraph under this caption which states "The Corporation utilizes its risk grading system for all loans held in the portfolio. This system involves the Corporation's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Corporation's external credit review consultant who is independent of the lending function."

Management believes that the loan review process used was a systematic methodology that permitted determining the adequacy of the allowance for loan losses in accordance with generally accepted accounting principles and regulatory guidelines. The problem in the large loan discussed in response to review comments 2, 5, and 22 involved the borrower's allegations that the appraisal underlying the loan was based on fraudulent financial information supplied by the seller. The problem with this loan was not discovered until November 2004 in the normal course of reviewing financial results of the borrower's new business. Information about specific problems with loans of the former loan officer discussed in response to review comments 1, 6, and 8, necessitating risk grade changes, nonaccrual accounting and charge offs did not become known until the third and fourth quarters of 2004. Management believes that the Company's methodology for determining the adequacy of the allowance for loan losses was proper and resulted in the recognition of appropriate provisions and charge-offs in the proper accounting periods based on the information available at the time.

COMMENT

     23.3 Explain  how  your   outside   loan  review   provider   functions  in
          coordination with your internal loan review department. Consider in your response that the potential problem loans totaling $4.628 million as of December 31, 2004 were determined by your internal loan review process. Refer to the "Potential Problem Loans" section of MD&A on page 23 of the December 31, 2004 10-K.

RESPONSE

Please refer to fifth paragraph under the caption, "THE APPLICATION OF CRITICAL ACCOUNTING POLICIES - Provision and Allowance for Loan Losses" contained in the December 31, 2004 Form 10-K on page 30. This paragraph states, "The Corporation utilizes its risk grading system for all loans held in the portfolio. This system involves the Corporation's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Corporation's external credit review consultant who is independent of the lending function."

The primary responsibility for initial risk grading is placed on the Company's loan officers who are closest to the information about the borrowers. The integrity of this process is monitored at each of the subsidiary banks by a designated senior lending officer and the president of the institution. Bank examinations provide periodic outside validation to this process. The outside loan review provider serves to add independence and objectivity to the loan review process and provide Company executive management with reasonable assurance that the system is operating effectively. The outside review firm reports to management its findings and recommendations, but management makes the final determination regarding any changes in risk grades, accrual status or following other recommendations.

Since the second quarter of 2005, the Company has engaged a new outside loan review firm. They work under the general supervision of the corporate Chief Credit Officer. Both the loan review firm and the Chief Credit Officer are independent from the bank subsidiary chain of command and are, therefore, independent in their assessment of the internal risk grade assessment assigned by the subsidiary bank level officers.

COMMENT

     23.4 Discuss any material additional changes to potential problem loans or non accruing loans resulting from the final review performed by your outside loan review provider.

RESPONSE

There were no material additional changes to potential problem loans or nonaccruing loans that resulted from the final review performed by the outside loan review provider. The final review report amounts equal $18,279,000, only slightly above the $17 to $18 million range reported in the June 30, 3005 10-Q. No significant new amounts were moved to nonaccrual status as a result of the final review report.

COMMENT

     23.5 Tell us and discuss in future filings any significant changes to internal controls related to your loan review process and a result of the increased problem loans determined by your new outside loan review provider.

RESPONSE

The Company operates through four bank subsidiaries and a mortgage company. Initially these subsidiaries operated with a high degree of local autonomy. As the Company has grown in size and complexity it has become desirable to introduce some centralization of risk management systems and other tools useful to support the safe and sound operations of the subsidiaries. Management considers these changes part of the normal development and evolution of the Company.

As stated under the caption "Provision and Allowance for Loan Losses" in the June 30, 2005 10-Q, "On an ongoing basis, management seeks to better manage risk and improve internal controls systems. As a part of this continuous process, management hired a Chief Credit Officer for the Company in the second quarter of 2005. This officer has specific loan approval authority over major loan relationships and also assists the subsidiary banks and mortgage company in other areas of loan operations and administration." This change was not directly in response to the increased problem loans identified, but was part of an overall corporate risk management and mitigation strategy.

     Per your request, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 Sincerely,


                                 s/William W. Traynham
                                 -----------------------------------------
                                 William W. Traynham
                                 President and Chief Financial Officer